Exhibit (h)(4)

August 31, 2009

Natixis Cash Management Trust

399 Boylston Street

Boston, MA 02116

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Natixis Asset Management Advisors, L.P. (“Natixis Advisors”) notifies you that it will waive its management fee (and, to the extent necessary, bear other expenses of the Fund listed below) through August 31, 2010 to the extent that total annual fund operating expenses of each class of the Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes and organizational and extraordinary expenses such as litigation and indemnification expenses, would exceed the following annual rates:

Name of Fund	Expense Cap
September 1, 2009 through August 31, 2010
Natixis Cash Management Trust-	0.65% for Class A shares
Money Market Series*	0.65% for Class B shares
0.65% for Class C shares

*	The expense caps account for advisory fees payable to Natixis Advisors. Natixis Advisors and Reich & Tang Asset Management, LLC have agreed to share the waiver pursuant to a side letter agreement.

With respect to the Fund, Natixis Advisors shall be permitted to recover operating expenses, except operating expenses that have been waived by Natixis Advisors under the Administrative Services Fee Waiver, it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that the Fund’s total annual fund operating expenses fall below the annual rates set forth above. Provided, however, that the Fund is not obligated to pay any such deferred fees more than one year after the end of the fiscal year in which the fee was deferred.

During the periods covered by this letter agreement, the expense cap arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” Trustees of the Trust affected.

Exhibit (h)(4)

For purposes of determining any such waiver or expense reimbursement, expenses of each class of the Fund shall not reflect the application of balance credits made available by the Funds’ custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund agree to bear some portion of Fund expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Natixis Asset Management Advisors, L.P.

By Natixis Distribution Corporation, its general partner

By:	/s/ Coleen Downs Dinneen
Coleen Downs Dinneen

Title:	Executive Vice President, General
Counsel, Secretary & Clerk